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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LaBarge, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

5024709C

(Cusip Number)

December 26, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 5024709C

1.	Name of Reporting Person: Joanne V. Lockard		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,982,492

		7.	Sole Dispositive Power: 2,000

		8.	Shared Dispositive Power: 1,982,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,984,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.6%

12.	Type of Reporting Person: IN

13G
CUSIP No. 5024709C

1.	Name of Reporting Person: Leo V. Garvin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,977,525

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,977,525

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,977,525

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.5%

12.	Type of Reporting Person: IN

13G
CUSIP No. 5024709C

1.	Name of Reporting Person: Lawrence J. LeGrand		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,000

		6.	Shared Voting Power: 1,977,525

		7.	Sole Dispositive Power: 5,000

		8.	Shared Dispositive Power: 1,977,525

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,982,525

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.6%

12.	Type of Reporting Person: IN

13G
CUSIP No. 5024709C

1.	Name of Reporting Person: Pierre L. LaBarge Revocable Living Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,025,425

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,025,425

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,025,425

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.5%

12.	Type of Reporting Person: 00

Item 1.

(a)	Name of Issuer

LaBarge, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

9900A Clayton Road, St. Louis, Missouri 63124

Item 2.

(a)	Name of Person Filing

Joanne V. Lockard; Leo V. Garvin, Jr.; Lawrence J. LeGrand; Pierre L. LaBarge Revocable Living Trust

(b)	Address of Principal Business Office or, if none, Residence

Plancorp, Inc., 1350 Timberlake Manor Parkway, Suite 100, Chesterfield, MO 63017

(c)	Citizenship

Joanne V. Lockard- United States of America
Leo V. Garvin, Jr.- United States of America
Lawrence J. LeGrand- United States of America
Pierre L. LaBarge Revocable Living Trust- Missouri

(d)	Title of Class of Securities

Common Stock , $0.01 par value

(e)	CUSIP Number

5024709C

Item 3.

Not Applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

Joanne V. Lockard- 1,984,492 (1)(2)(3)
Leo V. Garvin, Jr.- 1,977,525 (1)(2)
Lawrence J. LeGrand- 1,982,525 (1)(2)(4)
Pierre L. LaBarge Revocable Living Trust- 1,025,425 (1)

(b)	Percent of class:

Joanne V. Lockard- 12.6%
Leo V. Garvin, Jr.- 12.5%
Lawrence J. LeGrand- 12.6%
Pierre L. LaBarge Revocable Living Trust- 6.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Joanne V. Lockard- 0
Leo V. Garvin, Jr.- 0
Lawrence J. LeGrand- 5,000
Pierre L. LaBarge Revocable Living Trust- 1,025,425

(ii)	Shared power to vote or to direct the vote:

Joanne V. Lockard- 1,982,492
Leo V. Garvin, Jr.- 1,977,525
Lawrence J. LeGrand- 1,977,525
Pierre L. LaBarge Revocable Living Trust- 0

(iii)	Sole power to dispose or to direct the disposition of:

Joanne V. Lockard- 2,000
Leo V. Garvin, Jr.- 0
Lawrence J. LeGrand- 5,000
Pierre L. LaBarge Revocable Living Trust- 1,025,425

(iv)	Shared power to dispose or to direct the disposition of:

Joanne V. Lockard- 1,982,492
Leo V. Garvin, Jr.- 1,977,525
Lawrence J. LeGrand- 1,977,525
Pierre L. LaBarge Revocable Living Trust- 0

     (1)  Includes 1,025,425 shares of Common Stock held by the Pierre L. LaBarge Revocable Living Trust for which Ms. Lockard and Messrs. Garvin and LeGrand serve as co-trustees. Each of the co-trustees has shared voting and shared dispositive power.

     (2)  Includes 952,100 shares of Common Stock held by the Pierre L. LaBarge Pledge Trust for which Ms. Lockard and Messrs. Garvin and LeGrand, as personal representatives of Pierre L. LaBarge’s estate, each has shared voting and shared dispositive power.

     (3)  Includes 4,967 shares owned jointly with Ms. Lockard’s spouse as to which she has shared voting and dispositive power and 2,000 shares of Common Stock held in the Company’s 401(k) plan for which Ms. Lockard has no voting power and sole dispositive power.

     (4)  Includes 5,000 shares owned in Mr. LeGrand’s individual capacity as to which he has sole voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2003

Date

/s/ Joanne V. Lockard

Joanne V. Lockard

/s/ Leo V. Garvin, Jr.

Leo V. Garvin, Jr.

/s/ Lawrence J. LeGrand

Lawrence J. LeGrand

Pierre L. LaBarge Revocable Living Trust

/s/ Joanne V. Lockard

Joanne V. Lockard, Trustee

s/ Leo V. Garvin, Jr.

Leo V. Garvin, Jr., Trustee

/s/ Lawrence J. LeGrand

Lawrence J. LeGrand, Trustee

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     The undersigned and each other person executing this joint filing agreement (the “Agreement”) agree as follows:

     (1)  The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

     (2)  The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date:	August 22, 2003

/s/ Joanne V. Lockard

Joanne V. Lockard

/s/ Leo V. Garvin, Jr.

Leo V. Garvin, Jr.

/s/ Lawrence J. LeGrand

Lawrence J. LeGrand

Pierre L. LaBarge Revocable Living Trust

/s/ Joanne V. Lockard

Joanne V. Lockard, Trustee

s/ Leo V. Garvin, Jr.

Leo V. Garvin, Jr., Trustee

/s/ Lawrence J. LeGrand

Lawrence J. LeGrand, Trustee